SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2202	E-MAIL ADDRESS LPENG@STBLAW.COM

January 14, 2015

VIA EDGAR

Re:	Patriot National, Inc.
Registration Statement on Form S-1
Registration No. 333-200972

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Patriot National, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Time, on January 15, 2015, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-2202 with any questions.

Very truly yours,

/s/ Lesley Peng

Lesley Peng

Patriot National, Inc.

401 E. Las Olas Blvd., Suite 1650

Fort Lauderdale, Florida 33301

January 14, 2015

VIA EDGAR

Re:	Patriot National, Inc.
Registration Statement on Form S-1
Registration No. 333-200972

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-200972) (the “Registration Statement”) of Patriot National, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on January 15, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Lesley Peng at (212) 455-2202.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Thank you for your assistance in this matter.

Very truly yours,

Patriot National, Inc.

By:	/s/ Christopher A. Pesch
	Name:	Christopher A. Pesch
	Title:	Executive Vice President, General Counsel, Chief Legal Officer and Secretary

January 14, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Patriot National, Inc.
Registration Statement on Form S-1 (File No. 333-200972)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as representatives of the several underwriters of Patriot National, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Eastern Time, on January 15, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 6, 2015, through the date hereof:

Preliminary Prospectus dated January 6, 2015:

3,037 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS Securities LLC

As Representative of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Michael Jamin
Name: Michael Jamin
Title: Managing Director

By:	/s/ Tushar Virmani
Name: Tushar Virmani
Title: Director